RECD S.E.C.

MAR 1 2010

505

10026318

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Annual Audited Report
Form X-17A-5
Part III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

Sec File No.
8 - 44243

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Official Use Only

Waterstone Financial Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Beacon Street, 22 Floor
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip Valtairo **858-450-9606**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

695 Town Center Drive	Costa Mesa	CA	92626
(Address)	City	State	Zip Code

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

ACKNOWLEDGMENT

State of California
County of San Diego)

On February 24, 2010 before me, S. Lewis, Notary Public
(insert name and title of the officer)

personally appeared Phillip Valtairo,
who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

S. LEWIS
Commission # 1725547
Notary Public - California
San Diego County
My Comm. Expires Mar 14, 2011

Signature ______________________ (Seal)

Waterstone Financial Group, Inc.

(SEC I.D. No. 8-44243)

Statement of Financial Condition as December 31, 2009, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **Public Document**.

Deloitte.

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, CA 92626
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Waterstone Financial Group, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Waterstone Financial Group, Inc. (the "Company") (an indirect wholly owned subsidiary of LPL Investment Holdings Inc.) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Waterstone Financial Group, Inc. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company ceased operations as an active broker-dealer on September 14, 2009, but continues to collect certain residual revenues. The Company expects to withdraw its registration with the Financial Industry Regulatory Authority, Inc. and has maintained sufficient capital to carry out any remaining activities during the interim.

Deloitte & Touche LLP

February 24, 2010

WATERSTONE FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
(Dollars in thousands)

ASSETS		
Cash and cash equivalents	$	3,305
Restricted cash		125
Receivables from:		
Product sponsors and clearing organizations		683
Others, net of allowances of $42		149
Due from affiliates—net		2,385
Fixed assets, net of accumulated depreciation and amortization of $272		194
Prepaid expenses		100
Other assets		209
Total assets	$	7,150
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued liabilities	$	1,086
Total liabilities		1,086
COMMITMENTS AND CONTINGENCIES (Notes 7 and 10)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value; 100,000 shares authorized; 3,217 shares issued and outstanding		3
Additional paid-in capital		12,100
Accumulated deficit		(6,039)
Total stockholder's equity		6,064
Total liabilities and stockholder's equity	$	7,150

See notes to statement of financial condition.

WATERSTONE FINANCIAL GROUP, INC.

**NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009**

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

Waterstone Financial Group, Inc. (the "Company"), an Illinois corporation, was incorporated in 1979. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a subsidiary of LPL Independent Advisor Services Group, LLC ("IASG"). IASG's direct parent is LPL Holdings, Inc. ("LPLH"), which is wholly owned by LPL Investment Holdings Inc. ("LPLIH").

As an introducing broker-dealer, the Company provided brokerage products and services to a broad range of independent financial advisors ("customers"), which enabled them to offer independent financial advice to retail investors ("clients") throughout the United States of America. This business was introduced by the Company to other non-affiliated clearing broker-dealers on a fully-disclosed basis.

On July 10, 2009, LPLIH committed to a corporate restructuring plan that consolidated the operations of the Company and several other affiliated broker-dealers with those of LPL Financial Corporation ("LPL Financial"), another subsidiary of LPLIH.

On September 1, 2009, the Company entered into an Asset Purchase Agreement (the "Agreement") with LPL Financial. Pursuant to this Agreement, the securities licenses of customers associated with the Company who chose to transfer, as well as their respective client accounts which had previously cleared through a third-party platform, were transferred to LPL Financial, a clearing broker-dealer. Following the completion of these transfer activities, the customers and client accounts that transferred are now associated with LPL Financial. As a condition for the regulatory approval of the transfer of customers and their client accounts, the Company was required to deposit $0.1 million into an escrow account pending the resolution of certain matters. The adequacy of the escrow account is evaluated quarterly. The Company has classified the escrow account as restricted cash within the statement of financial condition.

The Agreement occurred between entities under common control and accordingly, certain assets and liabilities have been transferred from the Company to LPL Financial at their carrying value, as follows (in thousands):

Transfer of assets and liabilities:	
Intangible assets (Note 2)	$ 4,813
Prepaid expenses	46
Other assets	68
Due to affiliates	(68)
Accounts payable and accrued liabilities	(174)
Total net assets transferred	$ 4,685

In addition, the Company also distributed $2.4 million of goodwill to LPLH. See Note 2 for further discussion of goodwill.

The Company ceased operations as an active broker-dealer on September 14, 2009 and expects to withdraw its registration with FINRA and has maintained sufficient capital to carry out any remaining activities during the interim.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—This statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, allowance for doubtful accounts, accruals for liabilities, income taxes and other matters that affect the statement of financial condition and related disclosures. Actual results could vary from these estimates under different assumptions or conditions and the difference may be material to the statement of financial condition. Subsequent events for the Company have been evaluated up to and including February 24, 2010, which is the date this statement of financial condition was issued.

Cash and Cash Equivalents—Cash and cash equivalents are composed of interest and noninterest-bearing deposits and money market mutual funds that meet the definition of a cash equivalent. Cash equivalents are highly liquid investments with original maturities of less than 90 days, which are not required to be segregated under federal or other regulations.

Receivables From Product Sponsors and Clearing Organizations—Receivables from product sponsors and clearing organizations primarily consist of commission and transaction-related receivables.

Receivables From Others—Receivables from others primarily consist of other accrued fees from customers. Prior to the consolidation with LPL Financial, the Company periodically extended credit to its customers in the form of commission advances and other loans. The decisions to extend credit to customers were generally based on either the customer's credit history, their ability to generate future commissions or both. Management maintains an allowance on uncollectible amounts based on its best estimate that takes into account the customer's registration status and the specific type of receivable. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

Securities Transactions—Securities transactions for the accounts of the Company or its clients were executed and cleared by independent clearing brokers on a fully disclosed basis.

Fixed Assets—Fixed assets include furniture, equipment, computers, purchased software, capitalized software and leasehold improvements. Computers and purchased software were recorded at cost, net of accumulated depreciation. Depreciation was recognized using the straight-line method over the estimated useful lives of the assets. Computers and purchased software were depreciated over a period of three years. The Company expects to write off the balance of its fixed assets in connection with the abandonment of its leased facility in 2010. See Note 3 for further discussion.

Goodwill, Intangible Assets and Trademarks and Trade Names—The Company has historically classified intangible assets into two categories: (1) intangible assets with definite lives subject to amortization and (2) goodwill. Intangible assets with definite lives included relationships with customers, product sponsors and trademarks and trade names.

Due to the cessation of ongoing business, the Company determined that a portion of the customer relationships and trademarks and trade names had no future economic benefit, as the carrying value was not recoverable by cash flows generated from the use of the asset. The impairment of customer relationships was determined based upon the attrition of customers and their related revenue streams during the period of consolidation. The impairment of trademarks and trade names was based upon the discontinued use of brand names and logos of the Company. The Company sold customer relationships and sponsor relationships to LPL Financial and distributed goodwill to LPLH at the assets' approximate carrying values of $2.8 million, $2.0 million and $2.4 million, respectively.

A summary of goodwill activity is presented below (in thousands):

Balance at December 31, 2008	$	2,426
Distribution to LPLH		(2,426)
Balance at December 31, 2009	$	—

Legal Reserves—The Company records reserves for legal proceedings in accounts payable and accrued liabilities in the statement of financial condition.

Income Taxes—The Company has an income tax allocation agreement (the "Tax Agreement") with LPLH and LPLIH and is included in the consolidated federal and certain state income tax returns filed by LPLIH. In accordance with the terms of the Tax Agreement, the Company shall pay to or receive from LPLH an amount equal to the total provision for income taxes that the Company discloses on its financial statements, less the amount of certain income tax benefits that are excluded from the calculation of the total provision for income taxes in accordance with GAAP. Since the Tax Agreement calls for a cash settlement based on the total income tax provision, the Company does not reflect a separate deferred income tax provision and corresponding deferred tax assets or liabilities.

Additionally, the Company accounts for uncertain tax positions by recognizing the tax effects of a position in the financial statements only if it is "more-likely-than-not" to be sustained based solely on its technical merits, otherwise no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. See Note 6 for additional detail regarding the Company's uncertain tax positions.

Fair Value of Financial Instruments—The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value.

Commitments and Contingencies—The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount.

Recently Issued Accounting Pronouncements—In June 2009, the Financial Accounting Standards Board ("FASB") issued guidance now codified as Accounting Standards Codification (the "Codification" or "ASC") Topic 105, *Generally Accepted Accounting Principles*, which established a single source of authoritative, non-governmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature that was not included in the Codification became non-authoritative. The Codification is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. The Company adopted the new guidelines and numbering system prescribed by the Codification when referring to GAAP. As the Codification was not intended to change or alter existing GAAP, it did not have a material impact on the Company's statement of financial condition.

In April 2009, the FASB issued three staff positions intended to provide additional application guidance and enhance the disclosures regarding fair value measurements and impairments of securities. This guidance is now codified within ASC Topic 820, *Financial Measurements and Disclosures* ("ASC Topic 820"), ASC Topic 825, *Financial Instruments* ("ASC Topic 825") and ASC Topic 320, *Investments—Debt and Equity Securities* ("ASC Topic 320"). ASC Topic 820 provides guidance on determining fair value when market activity has decreased. Updates contained within ASC Topic 825 enhance consistency in financial reporting by increasing the frequency of fair value disclosures. ASC Topic 320 provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on debt securities. Except for the addition of required disclosures, the adoption of the provisions contained in these topics did not have a material impact on the Company's statement of financial condition.

In May 2009, the FASB issued guidance now codified as ASC Topic 855, *Subsequent Events* ("ASC Topic 855"), which established a general standard of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted the provisions of ASC Topic 855, which did not have a material impact on the Company's statement of financial condition.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, *Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value* ("ASU 2009-05"). ASU 2009-05 provides clarification in measuring the fair value of liabilities in circumstances in which a quoted price in an active market for the identical liability is not available and in circumstances in which a liability is restricted from being transferred. This ASU also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required for Level 1 fair value measurements. The Company adopted ASU 2009-05, which did not have a material impact on the Company's statement of financial condition.

3. RESTRUCTURING

Consolidation Initiative

The corporate restructuring plan to consolidate the Company's operations with LPL Financial was affected to enhance service offerings to customers while also generating efficiencies. The Company has accrued for costs associated with the consolidation initiative. The Company paid the majority of these costs in 2009 and anticipates recognizing the remaining costs in the first half of 2010; however, adjustments may occur due to estimates of lease obligations with terms that extend thru 2016 (See Note 7).

The Company has accrued for costs related to the conversion and transfer of its customers and their client accounts, and early termination costs associated with certain clearing contracts held by the Company. The Company also recorded severance and one-time involuntary termination benefits associated with the elimination of 21 positions and will recognize these accruals ratably over the employees' remaining service period. Additionally, the Company recorded non-cash charges for the impairment of related intangible assets. The Company anticipates additional accruals for costs related to the early termination and abandonment of lease arrangements and the results of sub-lease efforts, which cannot be fully estimated until the date of abandonment.

4. FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2009, the Company's recurring measurements included cash equivalents of $3.2 million in money market mutual funds that have active markets and qualify as Level 1 measurements within the fair value hierarchy.

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value measurement in certain circumstances, for example, when evidence of impairment exists. The Company recorded asset impairment charges for certain intangible assets that were determined to have no estimated fair value (See Note 2). The fair value was determined based on the loss of future expected cash flows for customers who were not retained as a result of the consolidation initiative, as well as the discontinued use of certain brand names and logos and their lack of marketability. The Company has determined that these impairments qualify as a Level 3 measurement under the fair value hierarchy.

5. FIXED ASSETS

The components of fixed assets at December 31, 2009 are as follows (in thousands):

Furniture and equipment	$	251
Computers and software		163
Leasehold improvements		52
Total fixed assets		466
Accumulated depreciation and amortization		(272)
Fixed assets—net	$	194

6. INCOME TAXES

The following table reflects a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits including interest and penalties (in thousands):

Balance—January 1, 2009	$	132
Additions related to current year tax positions		6
Reductions related to prior year tax positions		(52)
Reductions related to transfers to LPLH		(18)
Reductions related to transfers of indemnified positions to LPL Financial		(68)
Balance—December 31, 2009	$	—

In accordance with an acquisition and the terms of a related purchase and sale agreement, the Company is indemnified for any tax contingencies that existed at or prior to the date of acquisition. During 2009, the Company had approximately $68,000 in acquisition related gross unrecognized tax benefits, which has been included in due from affiliates. The Company recorded an equal and offsetting indemnification receivable from the indemnifying party for gross unrecognized tax benefits acquired as a result of the acquisition. The gross unrecognized tax benefits and the corresponding indemnification were transferred to LPL Financial during the year as part of the sale of assets from the affiliated entities to LPL Financial.

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. Since future unrecognized tax benefits will be settled in accordance with the Tax Agreement, the Company does not anticipate a material change in unrecognized tax benefits within the next 12 months.

7. COMMITMENTS AND CONTINGENCIES

Irrevocable Standby Letter of Credit—The Company has a $25,000 irrevocable standby letter of credit for the benefit of its landlord which is being held as a rent security deposit. As of December 31, 2009, the Company's landlord had not drawn funds against this letter of credit.

Operating Leases—The Company leases office space at its headquarters location under a lease that commenced on July 1, 2006 and expires on June 30, 2016. At its discretion, the Company has a buy-out provision to early terminate its lease commitment at the end of the sixth year of the lease term. A termination fee equal to unamortized costs of tenant improvements, leasing commissions and four months of gross rent, are due and payable upon delivery of such termination notice. The Company expects to abandon its headquarters location in the first half of 2010 (See Note 3).

The Company also leases certain office equipment under various non-cancelable operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

Future minimum payments under lease commitments with remaining terms greater than one year as of December 31, 2009 are as follows (in thousands):

2010	$ 384
2011	393
2012	401
2013	409
2014	418
Thereafter	641
Total	$ 2,646

Service Contracts—The Company is party to certain long-term contracts for systems and services that enable its back office trade processing and clearing for its product and service offerings. One agreement, for clearing services, contains no minimum annual purchase commitment, but the agreement provides for certain penalties should the Company fail to maintain a certain threshold of client accounts.

Guarantees—The Company occasionally enters into certain types of contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and, because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

The Company provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Litigation—The Company has been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company recognizes a legal liability when it believes it is probable that a liability has occurred and the amount can be reasonably estimated.

The Company has received third-party indemnification for certain legal proceedings and claims.

On October 1, 2009, written notice was received by LPLH on behalf of its subsidiaries, Associated Securities Corp. ("Associated") and Mutual Service Corporation ("MSC") from a third-party indemnitor under a certain purchase and sale agreement asserting that it is no longer obligated to indemnify Associated and could limit the indemnification of MSC for certain claims under the provisions of a purchase and sale agreement. The Company is party to the same purchase and sale agreement; however, no assertions with respect to the denial or limitation of indemnification to the Company have been made. The Company maintains that its indemnification from the third party is valid and will vigorously dispute any assertions to the

contrary. On November 20, 2009, the Company, along with LPLH, Associated and MSC, filed suit to enforce and ensure the indemnitor's performance pursuant to the provisions of the contract.

The Company believes, based on the information available at this time, after consultation with counsel, consideration of insurance, if any, and the indemnifications provided by the third-party indemnitors, notwithstanding the assertions by an indemnifying party noted in the preceding paragraph, that the outcome of such matters will not have a material adverse impact on the Company's statement of financial condition.

8. RELATED-PARTY TRANSACTIONS

The Company reimburses LPLH for payroll and employee benefits. At December 31, 2009, the Company owed approximately $0.1 million to LPLH for these benefits, which have been included within due from affiliates in the statement of financial condition.

As discussed in Note 2, the Company's Tax Agreement results in payments to or receipts from LPLH. As of December 31, 2009, the Company had an income tax receivable of approximately $2.5 million from LPLH for these services, which has been included within due from affiliates in the statement of financial condition.

9. NET CAPITAL/REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain minimum net capital, as defined, of not less than 6 2/3 percent of aggregate indebtedness, as defined. At December 31, 2009, the Company had net capital of $3.0 million, which was $2.9 million in excess of its minimum required net capital.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as a broker-dealer that carries no margin accounts, promptly transmits all client funds, and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds, or owe money or securities to, clients and effectuates all financial transactions through one or more bank accounts maintained exclusively for this purpose. Because of such exemption, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for broker-dealers.

The Company has entered into written agreements with its two clearing firms that require the clearing firms to perform a Proprietary Accounts of Introducing Brokers reserve computation with regard to all the assets of the Company held by the clearing firms. Consequently, the assets of the Company held at the clearing firms are treated as allowable assets for purposes of the Company's net capital computation.

The Company operates in a highly regulated industry. Applicable laws and regulation restrict permissible activities and investments. These policies require compliance with various financial and client-related regulations. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company was engaged in buying and selling securities and other financial instruments for clients of customers. As a result of the cessation of continued operations, the Company no longer conducts such activities. The Company's customers and their client accounts have transitioned to LPL Financial or to new firms.

* * * * * *

Deloitte.

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, CA 92626
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

February 24, 2010

To the Board of Directors and Stockholder of
Waterstone Financial Group, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements of Waterstone Financial Group, Inc. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 24, 2010 and such report expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the cessation of operations as an active broker-dealer on September 14, 2009), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP